MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND RESULTS OF OPERATIONS
FIRST QUARTER ENDED MARCH 31, 2018
The following Management’s Discussion and Analysis (“MD&A”) of IAMGOLD Corporation (“IAMGOLD” or the “Company”), dated May 7, 2018, is intended to supplement and complement the unaudited condensed consolidated interim financial statements and notes ("consolidated interim financial statements") thereto as at and for the three months ended March 31, 2018. This MD&A should be read in conjunction with IAMGOLD's audited annual consolidated financial statements and related notes for December 31, 2017 and the related MD&A included in the 2017 annual report. All figures in this MD&A are in U.S. dollars and tabular dollar amounts are in millions, unless stated otherwise. Additional information on IAMGOLD can be found at www.sedar.com or www.sec.gov.
CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

All information included in this MD&A, including any information as to the Company’s future financial or operating performance, and other statements that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward-looking information or forward-looking statements and are based on expectations, estimates and projections as of the date of this MD&A. For example, forward-looking statements contained in this MD&A are found under, but are not limited to being included under, the headings “Outlook”, "Market Trends", “Quarterly Updates” and "Exploration", and include, without limitation, statements with respect to: the Company’s guidance for production, cost of sales, total cash costs, all-in sustaining costs, depreciation expense, effective tax rate, capital expenditures, operations outlook, development and expansion projects, exploration, the future price of gold, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Forward-looking statements are generally identifiable by, but are not limited to, the use of the words “may”, “will”, “should”, “continue”, “expect”, "budget", "forecast", “anticipate”, “estimate”, “believe”, “intend”, “plan”, "schedule", “guidance”, “outlook”, “potential”, “seek”, “targets”, “strategy” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies and, as such, undue reliance must not be placed on them. The Company cautions the reader that reliance on such forward-looking statements involve risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements. Forward-looking statements are in no way guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to, changes in the global prices for gold, copper, silver or certain other commodities (such as diesel and electricity); changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; risks arising from holding derivative instruments; the level of liquidity and capital resources; access to capital markets, and financing; mining tax regimes; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; laws and regulations governing the protection of the environment; employee relations; availability and increasing costs associated with mining inputs and labour; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; adverse changes in the Company’s credit rating; contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business. Risks and unknowns inherent in IAMGOLD's operations and projects include the inaccuracy of estimated reserves and resources, metallurgical recoveries, capital and operating costs, and the future price of gold. Exploration and development projects have no operating history upon which to base estimates of future cash flows. The capital expenditures and time required to develop new mines or other projects are considerable, and changes in costs or construction schedules can affect project economics. Actual costs and economic returns may differ materially from IAMGOLD’s estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the continued development or operation of a project.
For a comprehensive discussion of the risks faced by the Company, and which may cause the actual financial results, operating performance or achievements of IAMGOLD to be materially different from the Company’s estimated future results, operating performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to the Company’s latest Annual Information Form (“AIF”), filed with Canadian securities regulatory authorities, at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission, at www.sec.gov/edgar.shtml. The risks described in the AIF (filed and viewable on www.sedar.com and www.sec.gov/edgar.shtml, and available upon request from the Company) are hereby incorporated by reference into this MD&A.
The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2018

ABOUT IAMGOLD

IAMGOLD is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects, and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise. IAMGOLD (www.iamgold.com) is listed on the Toronto Stock Exchange (trading symbol “IMG”) and the New York Stock Exchange (trading symbol “IAG”).
IAMGOLD’s commitment is to Zero Harm, in every aspect of its business. IAMGOLD is one of the companies on the JSI index1.
FIRST QUARTER 2018 HIGHLIGHTS

•	Gross profit for the first quarter 2018 was $75.8 million, up $40.8 million or 117% from the same prior year period.

•	Attributable gold production, inclusive of joint venture operations, for the first quarter 2018 was 229,000 ounces, up 15,000 ounces from the same prior year period.

•	Gold margin[2] for the first quarter 2018 was $594 per ounce, up $130 per ounce from the same prior year period.

•	Cost of sales for the first quarter 2018 was $741 per ounce, down 4% from the same prior year period.

•	Total cash costs[2] for the first quarter 2018 were $737 per ounce produced, down 4% from the same prior year period.

•	All-in sustaining costs[2] for the first quarter 2018 were $953 per ounce sold, down 4% from the same prior year period.

•	Net cash from operating activities for the first quarter 2018 was $106.0 million, up $39.1 million or 58% from the same prior year period.

•	Net cash from operating activities before changes in working capital[2] for the first quarter 2018 was $119.6 million, up $35.2 million from the same prior year period.

•
Net earnings attributable to equity holders for the first quarter 2018 were $42.3 million, or $0.09 per share. This was an increase of $60.3 million, or $0.13 per share, from the same prior year period, representing a 335% increase.

•
Adjusted net earnings attributable to equity holders[2] for the first quarter 2018 were $40.4 million, or $0.09 per share[2]. This was an increase of $35.3 million, or $0.08 per share[2], from the same prior year period, representing a 692% increase.

•	Cash, cash equivalents, short-term investments in money market instruments, and restricted cash were $856.3 million at March 31, 2018.

•	The Company is maintaining its 2018 production and cost guidance.

______________________________

1
Jantzi Social Index (“JSI”). The JSI is a socially screened market capitalization-weighted common stock index modeled on the S&P/TSX 60. It consists of companies which pass a set of broadly based environmental, social and governance rating criteria.

2
This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A. Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis. Joint Ventures include Sadiola (41%) and Yatela (40%). Yatela is in closure with nominal production.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2018

•
On April 3, 2018, the Company reported a new resource estimate for the Eastern Borosi Project, comprising, on a 100% basis, 4.4 million tonnes of inferred resources grading 4.93 g/t Au and 80 g/t Ag for 700,500 ounces of contained gold and 11,359,500 ounces of contained silver, respectively.

•
On March 28, 2018, the Company reported the first mineral resource estimate for the Monster Lake Project, comprising, on a 100% basis, 1.1 million tonnes of inferred resources grading 12.14 g/t Au for 433,300 ounces of contained gold.

•
On March 19, 2018, the Company announced the completion of the 15 megawatt-peak solar power plant at its Essakane mine in Burkina Faso, which will save approximately 6 million litres of fuel per year and reduce carbon dioxide emissions by 18,500 tonnes annually.

•
On March 6, 2018, IAMGOLD and its joint venture partner, Sumitomo Metal Mining Co., Ltd., were awarded the Prospectors and Developers Association of Canada’s 2018 Viola R. MacMillan Award in recognition of their leadership in the financing and management of the Côté Gold Project as it advances towards development.

•
On February 28, 2018, the Company announced further high-grade intersections from infill and expansion drilling at the Saramacca Project. Highlights included 11.73 g/t Au over 46.0 metres, 22.90 g/t Au over 15.0 metres, and 3.70 g/t Au over 31.5 metres.

FIRST QUARTER 2018 SUMMARY

FINANCIAL

•
Revenues for the first quarter 2018 were $314.5 million, up $54.0 million or 21% from the same prior year period. The increase was primarily due to higher sales volume at Essakane ($25.4 million) and Westwood ($12.9 million) and a higher realized gold price ($23.9 million), partially offset by lower sales volume at Rosebel ($7.7 million).

•
Cost of sales for the first quarter 2018 was $238.7 million, up $13.2 million or 6% from the same prior year period. The increase was primarily due to higher operating costs ($9.5 million), higher royalties expense ($2.8 million), and higher depreciation ($0.9 million). Operating costs were higher primarily due to higher energy costs at Essakane and Rosebel, a weaker U.S. dollar relative to the euro and the Canadian dollar, and higher operating costs at Westwood resulting from the continued ramp-up, partially offset by higher capitalized stripping due to mine sequencing at Essakane.

•
Depreciation expense for the first quarter 2018 was $64.3 million, up $0.9 million or 1% from the same prior year period. The increase was primarily due to higher amortization of capitalized stripping and higher production at Essakane, partially offset by an increase in reserves at Rosebel.

•
Income tax expense for the first quarter 2018 was $11.8 million, up $3.1 million from the same prior year period. Income tax expense for the first quarter 2018 comprised current income tax expense of $22.5 million (March 31, 2017 - $11.4 million) and deferred tax recovery of $10.7 million (March 31, 2017 - $2.7 million). The increase in income tax expense was primarily due to changes in deferred income tax assets and liabilities, fluctuations in foreign exchange, and differences in the level of taxable income in the Company’s operating jurisdictions from one period to the next.

•
Net earnings attributable to equity holders for the first quarter 2018 were $42.3 million, or $0.09 per share. This was an increase of $60.3 million, or $0.13 per share, from the same prior year period. The increase was primarily due to higher gross profit ($40.8 million), higher interest income, derivatives and other investment gains ($18.2 million), and lower finance costs ($3.5 million), partially offset by higher income tax ($3.1 million).

•
Adjusted net earnings attributable to equity holders[1] for the first quarter 2018 were $40.4 million, or $0.09 per share[1]. This was an increase of $35.3 million, or $0.08 per share[1], from the same prior year period.

•
Net cash from operating activities for the first quarter 2018 was $106.0 million, up $39.1 million from the same prior year period. The increase was primarily due to higher earnings after non-cash adjustments ($32.2 million) and higher net settlement of derivatives ($3.1 million).

•	Net cash from operating activities before changes in working capital[1] for the first quarter 2018 was $119.6 million, up $35.2 million from the same prior year period.

•
Cash, cash equivalents, short-term investments in money market instruments and restricted cash were $856.3 million at March 31, 2018, up $40.5 million from December 31, 2017. The increase was primarily due to cash generated from operating activities ($106.0 million), partially offset by spending on Property, plant and equipment ($57.1 million) and Exploration and evaluation assets ($11.3 million).

OPERATIONS

•
The DART rate[2], representing the frequency of all types of serious injuries across all sites and functional areas for the first quarter 2018 was 0.78, above the Company's target of 0.50. Zero Harm remains our number one priority, and this year we are accelerating the deployment of a new Health and Safety Management System and new prevention initiatives across all sites.

•
Attributable gold production, inclusive of joint venture operations, was 229,000 ounces for the first quarter 2018, up 15,000 ounces from the same prior year period. The increase was primarily due to higher grades at Essakane (16,000 ounces), and higher grades and continued ramp-up at Westwood (10,000 ounces), partially offset by lower grades at Rosebel (9,000 ounces) and lower throughput at the Joint Ventures (2,000 ounces).

______________________________
1 This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
2 The DART rate refers to the number of days away, restricted duty or job transfer incidents that occur per 100 employees.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2018

•
Attributable gold sales, inclusive of joint venture operations, were 235,000 ounces for the first quarter 2018, up 23,000 ounces from the same prior year period. The increase was primarily due to higher sales at Essakane (19,000 ounces) and Westwood (10,000 ounces), partially offset by lower sales at Rosebel (5,000 ounces) and the Joint Ventures (1,000 ounces).

•
Cost of sales per ounce for the first quarter 2018 was $741, down 4% from the same prior year period. The decrease was primarily due to higher sales volume and capitalized stripping, partially offset by higher energy costs at Essakane and Rosebel, and a weaker U.S. dollar relative to the euro and the Canadian dollar.

•
Total cash costs[1] for the first quarter 2018 were $737 per ounce produced, down 4% from the same prior year period. The decrease was primarily due to higher production volume and capitalized stripping, partially offset by higher energy costs at Essakane and Rosebel, higher royalties driven by a higher gold price, and a weaker U.S. dollar relative to the euro and the Canadian dollar.

•
All-in sustaining costs[1] per ounce sold for the first quarter 2018 were $953, down 4% from the same prior year period. The decrease was primarily due to higher sales volume and capitalized stripping, partially offset by higher energy costs at Essakane and Rosebel, higher sustaining capital, and a weaker U.S. dollar relative to the euro and the Canadian dollar.

•
While there was no impact on total cash costs[1] and all-in sustaining costs[1] for the first quarter 2018, the first quarter 2017 included a reduction of $3 per ounce produced and sold, respectively, for the normalization of costs and the revised ramp-up at Westwood. Total cash costs[1] and all-in sustaining costs[1] for the first quarter 2018 included realized derivative gains from fuel and currency hedging programs of $11 per ounce produced and $13 per ounce sold, respectively (March 31, 2017 - $nil and $nil).

SUMMARY OF FINANCIAL AND OPERATING RESULTS

Financial Position ($ millions)	March 31, 2018	December 31, 2017
Cash and cash equivalents	$705.0	$664.1
Short-term investments	$125.9	$127.2
Restricted cash	$25.4	$24.5
Total assets	$4,026.3	$3,966.9
Long-term debt	$392.5	$391.6
Available credit facility	$248.7	$248.7

	Three months ended March 31,
Financial Results ($ millions, except where noted)	2018	2017
Revenues	$314.5	$260.5
Cost of sales	$238.7	$225.5
Gross profit	$75.8	$35.0
Net earnings (loss) attributable to equity holders of IAMGOLD	$42.3	$(18.0)
Net earnings (loss) attributable to equity holders ($/share)	$0.09	$(0.04)
Adjusted net earnings attributable to equity holders of IAMGOLD[1]	$40.4	$5.1
Adjusted net earnings attributable to equity holders ($/share)[1]	$0.09	$0.01
Net cash from operating activities	$106.0	$66.9
Net cash from operating activities before changes in working capital[1]	$119.6	$84.4
Key Operating Statistics
Gold sales – attributable (000s oz)	235	212
Gold production – attributable (000s oz)	229	214
Average realized gold price[1] ($/oz)	$1,331	$1,230
Cost of sales[2] ($/oz)	$741	$769
Total cash costs[1] ($/oz)	$737	$766
All-in sustaining costs[1] ($/oz)	$953	$992
Gold margin[1] ($/oz)	$594	$464
1 This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
2 Cost of sales, excluding depreciation, as disclosed in note 30 of the Company's consolidated interim financial statements is on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel) and does not include Joint Ventures which are accounted for on an equity basis.

______________________________
1 This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2018

OUTLOOK

IAMGOLD Full Year Attributable Guidance[1]	2018
Essakane (000s oz)	380 - 395
Rosebel (000s oz)	295 - 310
Westwood (000s oz)	125 - 135
Total owner-operated production (000s oz)	800 - 840
Joint Ventures (000s oz)	50 - 60
Total attributable production (000s oz)	850 - 900

Cost of sales[2] ($/oz)	$765 - $815

Total cash costs[3] - owner-operator ($/oz)	$750 - $800
Total cash costs[3,4] ($/oz)	$750 - $800

All-in sustaining costs[3]- owner-operator ($/oz)	$990 - $1,070
All-in sustaining costs[3,4] ($/oz)	$990 - $1,070

1
The outlook is based on 2018 full year assumptions with an average realized gold price of $1,250 per ounce, Canadian $/U.S. $ exchange rate of 1.26, U.S. $/ € exchange rate of 1.18 and average crude oil price of $54 per barrel.

2
Cost of sales, excluding depreciation, is on an attributable ounce sold basis (excluding the non-controlling interest of 10% at Essakane and 5% at Rosebel) and does not include Joint Ventures which are accounted for on an equity basis.

3	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

4	Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.
GOLD PRODUCTION, COST OF SALES, TOTAL CASH COSTS AND ALL-IN SUSTAINING COSTS
The Company maintains its full-year 2018 production guidance of 850,000 to 900,000 attributable ounces and its guidance for cost of sales per ounce of $765 to $815, total cash costs1 per ounce produced of $750 to $800, and all-in sustaining costs1 per ounce sold of $990 to $1,070.
Production in the second quarter is expected to be at a lower level than the first quarter 2018 and to trend upwards from there in the second half of the year. While first quarter production benefited from planned mining in higher grade areas augmented by significant positive grade reconciliation at Essakane and Westwood, the second quarter is expected to reflect the impact of scheduled mill maintenance activities at Rosebel and Essakane and seasonal rains at Rosebel. All-in sustaining costs1 are expected to move higher in the second quarter before trending downwards in the second half of the year.
DEPRECIATION EXPENSE
Depreciation expense in 2018 is expected to be in the range of $275 million to $285 million.
INCOME TAXES
The Company expects to pay cash taxes in the range of $40 million to $55 million in 2018. In addition, adjustments to deferred tax assets and/or liabilities may be recorded during the year.
CAPITAL EXPENDITURES OUTLOOK

($ millions)	Sustaining[1]	Non-sustaining (Development/ Expansion)	Total
Owner-operator
Essakane	$75	$75	$150
Rosebel	45	85	130
Westwood	20	45	65
	140	205	345
Corporate and development projects[2]	—	15	15
Total owner-operator[3]	140	220	360
Joint Ventures[4]	—	5	5
Total[5] (±5%)	$140	$225	$365

1	Sustaining capital includes capitalized stripping of $40 million for Essakane and $5 million for Rosebel.

2	Includes attributable capital expenditures for the Côté Gold Project (70%).

3	Includes $38 million of capitalized exploration and evaluation expenditures. Refer to the Exploration section of this MD&A.

4	Attributable capital expenditures of Sadiola (41%). Expansionary capital expenditures exclude the potential expansion of the Sadiola mine.

5	Capitalized borrowing costs are not included.

________________________________
1 This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2018

MARKET TRENDS

GLOBAL FINANCIAL MARKET CONDITIONS
The market price of gold closed at $1,324 per ounce at the end of the first quarter 2018. This represents an appreciation of approximately 3% since the beginning of the quarter. Global trade tension and a weaker U.S. dollar supported the gold price over the period. During the first quarter 2018, gold price volatility continued as it traded in a range between $1,302 and $1,366, reflecting uncertainty over U.S. interest rates. The price of gold is the main driver of the Company’s profitability.

	Three months ended March 31,
	2018	2017
Average market gold price ($/oz)	$1,329	$1,219
Average realized gold price[1] ($/oz)	$1,331	$1,230
Closing market gold price ($/oz)	$1,324	$1,245

1	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
CURRENCY AND OIL PRICE
The U.S. dollar is the Company’s functional currency. The Company's revenues are denominated in U.S. dollars as gold is priced in U.S. dollars. The Company’s main exposures are to the Canadian dollar, the euro and oil prices, which have a direct impact on the Company’s Canadian and international mining activities and operations.
The Canadian dollar depreciated approximately 3% against the U.S. dollar in the first quarter 2018. Uncertainty over the North American Free Trade Agreement ("NAFTA") trade negotiations contributed to the depreciation of the Canadian dollar in the quarter. Interest rate increases by the U.S. Federal Reserve and the Bank of Canada’s decision to keep its policy rates unchanged also contributed to the Canadian dollar’s weakness.
The euro appreciated approximately 2% against the U.S. dollar in the first quarter 2018. Gradual increases in wage and inflation pressures in the Euro Zone as well as improvements in economic conditions have contributed to the appreciation of the euro in the quarter. The consensus outlook is for the European Central Bank to wind-down its Quantitative Easing Program.
The Company is forecasting foreign exchange cash flows of approximately C$225 million and €195 million for the remainder of 2018. These exposures relate to operational and capital expenditures in Canada and West Africa. The Company’s hedging strategy is designed to reduce the risk of exposure to exchange rate volatility of these currencies. Refer to Financial condition - Market risk section for more information.
The price of crude oil traded higher in the first quarter 2018, with Brent up approximately 5% and West Texas Intermediate (“WTI”) up approximately 7% since the beginning of the quarter. Geopolitical stresses, particularly in the Middle East, as well as OPEC’s compliance with production cuts have contributed to crude oil gains in the quarter.
The Company expects its fuel consumption for the remaining 2018 to be the equivalent of approximately 0.9 million barrels of oil for its mining operations in West Africa and South America. The Company’s hedging strategy is designed to mitigate the risk of exposure to price volatility of oil. Refer to Financial condition - Market risk section for more information.

	Three months ended March 31,
	2018	2017
Average rates
U.S.$ / Canadian $	1.2643	1.3236
€ / U.S.$	1.2283	1.0655
Closing rates
U.S.$ / Canadian $	1.2902	1.3221
€ / U.S.$	1.2287	1.0697
Average Brent price ($/barrel)	$67	$55
Closing Brent price ($/barrel)	$70	$53
Average WTI price ($/barrel)	$63	$52
Closing WTI price ($/barrel)	$65	$51

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2018

SENSITIVITY IMPACT
The following table provides estimated sensitivities around certain inputs, excluding the impact of the Company’s hedging program which can affect the Company’s operating results, assuming expected 2018 production levels:

	Change of	Annualized impact on Cost of Sales[1] $/oz	Annualized impact on Total Cash Costs[2] $/oz	Annualized impact on All-in Sustaining Costs[2] $/oz
Gold price[3]	$100/oz	$5/oz	$5/oz	$5/oz
Oil price	$10/barrel	$12/oz	$13/oz	$14/oz
U.S.$ / Canadian $	$0.10	$13/oz	$12/oz	$18/oz
€ / U.S.$	$0.10	$15/oz	$15/oz	$20/oz

1
Cost of sales, excluding depreciation, on an attributable ounce sold basis (excluding the non-controlling interest of 10% at Essakane and 5% at Rosebel) does not include Joint Ventures which are accounted for on an equity basis.

2
This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A. Total cash costs and all-in sustaining costs consist of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.

3	Gold price sensitivities relate to royalty cost arrangements, which are included in total cash costs and all-in sustaining costs.
QUARTERLY UPDATES

OPERATIONS
The table below presents gold production attributable to the Company, cost of sales per ounce, total cash costs1 per ounce produced and all-in sustaining costs1 per ounce sold.

	Gold Production (000s oz)		Cost of Sales[1] ($ per ounce)		Total Cash Costs[2] ($ per ounce produced)		All-in Sustaining Costs[2] ($ per ounce sold)
Three months ended March 31,	2018	2017	2018	2017	2018	2017	2018	2017
Owner-operator
Essakane (90%)	109	93	$712	$793	$665	$766	$914	$973
Rosebel (95%)	65	74	798	737	829	727	914	886
Westwood (100%)[3]	40	30	719	792	716	759	873	965
Owner-operator[4]	214	197	$741	$769	725	750	955	990
Joint Ventures	15	17			904	962	924	1,011
Total operations	229	214			$737	$766	$953	$992
Cost of sales[1] ($/oz)			$741	$769
Cash costs, excluding royalties					$678	$715
Royalties					59	51
Total cash costs[2]					$737	$766
All-in sustaining costs[2]							$953	$992

1
Cost of sales, excluding depreciation, as disclosed in note 30 of the Company's consolidated interim financial statements is on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel) and does not include Joint Ventures which are accounted for on an equity basis.

2	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A. Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.

3	There was no normalization of cost of sales per ounce for Westwood for the first quarter 2018 (March 31, 2017 - $25). Normalization of costs ended at the onset of the second quarter 2017.

4	Owner-operator cost of sales and all-in sustaining costs include corporate general and administrative costs. Refer to all-in sustaining costs reconciliation on page 24.

	Attributable Gold Sales[1] (000s oz)		Average Realized Gold Price[2] ($/oz)
Three months ended March 31,	2018	2017	2018	2017
Owner-operator	220	196	$1,331	$1,231
Joint Ventures	15	16	1,330	1,218
	235	212	$1,331	$1,230

1	Includes Essakane and Rosebel at 90% and 95%, respectively.

2	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

______________________________
1 This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2018

CAPITAL EXPENDITURES1

	Three months ended March 31,
($ millions)	2018	2017
Sustaining
Essakane[2]	$24.3	$17.0
Rosebel[2]	8.1	10.9
Westwood	6.0	5.7
Total gold segments	38.4	33.6
Corporate and other	0.1	0.1
Total capital expenditures	38.5	33.7
Joint Ventures[3]	—	0.8
	$38.5	$34.5
Non-sustaining (Development/Expansion)
Essakane	$11.1	$0.1
Rosebel	5.0	0.7
Westwood	7.7	11.0
Total gold segments	23.8	11.8
Corporate and other	1.2	—
Côté Gold	5.1	0.5
Total capital expenditures	30.1	12.3
Joint Ventures[3]	0.3	0.8
	$30.4	$13.1
Total
Essakane	$35.4	$17.1
Rosebel	13.1	11.6
Westwood	13.7	16.7
Total gold segments	62.2	45.4
Corporate and other	1.3	0.1
Côté Gold	5.1	0.5
Total capital expenditures	68.6	46.0
Joint Ventures[3]	0.3	1.6
	$68.9	$47.6
Capitalized Stripping (Included in Sustaining)
Essakane	$19.1	$7.8
Rosebel	1.1	5.0
Total gold segments	$20.2	$12.8

1	Capital expenditures include cash expenditures for property, plant and equipment, exploration and evaluation assets and finance lease payments.

2
On an attributable basis, Essakane (90%) and Rosebel (95%) sustaining capital expenditures for the first quarter 2018 were $21.9 million and $7.7 million, respectively (March 31, 2017 - $15.3 million and $10.4 million).

3	Attributable capital expenditures of Sadiola (41%).

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2018

Burkina Faso – Essakane Mine (IAMGOLD interest – 90%)
Summarized Results 100% Basis, unless otherwise stated

	Three months ended March 31,
	2018	2017
Mine operating statistics
Ore mined (000s t)	2,846	2,493
Waste mined (000s t)	10,015	8,878
Total material mined (000s t)	12,861	11,371
Strip ratio[1]	3.5	3.6
Ore milled (000s t)	3,332	3,482
Head grade (g/t)	1.23	1.07
Recovery (%)	92	87
Gold production - (000s oz)	121	104
Attributable gold production - 90% (000s oz)	109	93
Gold sales - (000s oz)	124	103

Performance measures
Average realized gold price[2] ($/oz)	$1,330	$1,226
Cost of sales[3] ($/oz)	$712	$793
Cash costs[2] excluding royalties ($/oz)	$598	$715
Royalties ($/oz)	$67	$51
Total cash costs[2] ($/oz)	$665	$766
All-in sustaining costs[2] ($/oz)	$914	$973

1	Strip ratio is calculated as waste mined divided by ore mined.

2	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

3
Cost of sales, excluding depreciation, as disclosed in note 30 of the Company's consolidated interim financial statements is on an attributable ounce sold basis (excludes the 10% non-controlling interest).

The construction of the solar power plant was completed at Essakane during the first quarter 2018. The 15 megawatt-peak solar power plant is expected to decrease the mine’s fuel consumption by approximately 6 million litres per annum and will reduce its annual CO2 emissions by 18,500 tonnes. This solar power plant will complement the existing 57 megawatt thermal power plant, making it the largest solar/thermal hybrid power plant in the world.
Essakane delivered another record quarterly production. Attributable gold production for the first quarter 2018 of 109,000 ounces was 17% higher compared to the same prior year period. The increase was primarily due to higher grades and recoveries. Grades were higher primarily due to mine sequencing, and mill recoveries improved as mining continues in non-graphitic zones. Mine production was 13% higher compared to the same prior year period as mining commenced during the quarter at the Falagountou East pit.
The benefits of the improvements realized at the mill in 2017 continued into 2018 with throughput above the annualized nameplate capacity of 10.8 million tonnes despite 85% hard rock content (March 31, 2017 - 90%). Mine expansion activities continue with the pre-feasibility study for the Heap Leach Project on target for completion by the second quarter 2018 with a decision for construction in the second half of 2018. The geometallurgical study, which aims to help better identify pockets of graphitic material in the ore zones, was completed during the first quarter 2018 with validation of results on-going. Essakane is also working on declaring a maiden resource estimate for the Gossey satellite prospect later this year. In addition, construction of the oxygen plant, which began in the fourth quarter 2017, is on target for commissioning in the fourth quarter 2018. The oxygen plant is expected to increase recoveries through improved leach kinetics and to improve the efficiency of the circuit by reducing reagent consumption.
Cost of sales per ounce sold and total cash costs per ounce produced for the first quarter 2018 were lower compared to the same prior year period by 10% and 13%, respectively. The decreases were primarily as a result of higher sales and production volumes, and higher capitalized stripping due to mine sequencing, partially offset by higher energy costs and a weaker U.S. dollar relative to the euro.
All-in sustaining costs per ounce sold for the first quarter 2018 were lower by 6% compared to the same prior year period. The decrease was primarily due to lower cost of sales per ounce, including the positive impact of higher sales volume, partially offset by higher sustaining capital expenditures. Included in total cash costs and all-in sustaining costs, for the first quarter 2018, was the impact of realized derivative gains from fuel and currency hedging programs of $18 per ounce produced and $21 per ounce sold, respectively (March 31, 2017 - losses of $1 and $1).

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2018

Sustaining capital expenditures for the first quarter 2018 of $24.3 million included capitalized stripping of $19.1 million, capital spares of $2.5 million, and various other sustaining capital expenditures of $2.7 million. Non-sustaining capital expenditures for the first quarter 2018 of $11.1 million included tailings liners of $7.4 million, heap leach pre-feasibility study of $2.0 million, and various other non-sustaining capital expenditures of $1.7 million.
Outlook
While first quarter 2018 production benefited from expected higher grades and significant positive grade reconciliation, mill maintenance is scheduled during the second quarter. As a result, production is expected to be lowest in the second quarter. The Company maintains its full-year 2018 Essakane production guidance of 380,000 to 395,000 attributable ounces. Capital expenditures are expected to be approximately $150 million, comprising $75 million of sustaining and $75 million of non-sustaining capital.
Suriname – Rosebel Mine (IAMGOLD interest – 95%)
Summarized Results 100% Basis, unless otherwise stated

	Three months ended March 31,
	2018	2017
Mine operating statistics
Ore mined (000s t)	4,276	3,566
Waste mined (000s t)	12,325	12,332
Total material mined (000s t)	16,601	15,898
Strip ratio[1]	2.9	3.5
Ore milled (000s t)	3,071	3,171
Head grade (g/t)	0.75	0.82
Recovery (%)	93	93
Gold production - (000s oz)	69	78
Attributable gold production - 95% (000s oz)	65	74
Gold sales - (000s oz)	73	79

Performance measures
Average realized gold price[2] ($/oz)	$1,333	$1,236
Cost of sales[3] ($/oz)	$798	$737
Cash costs[2] excluding royalties ($/oz)	$754	$661
Royalties ($/oz)	$75	$66
Total cash costs[2] ($/oz)	$829	$727
All-in sustaining costs[2] ($/oz)	$914	$886

1	Strip ratio is calculated as waste mined divided by ore mined.

2	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

3
Cost of sales, excluding depreciation, as disclosed in note 30 of the Company's consolidated interim financial statements is on an attributable ounce sold basis (excludes the 5% non-controlling interest).

During the quarter, the Company secured the right to explore the Brokolonko property. Located 30 kilometres southwest of the Rosebel mill, Brokolonko is believed to be on the same mineralization trend as Saramacca, and has a high potential to yield another source of higher grade softer rock.
Following the announcement of the maiden resource estimate for the Saramacca deposit in September 2017, drilling continued to further refine the resource model and target resource expansions immediately adjacent to the initial resource pit shell. The program has continued to deliver strong results, which when combined with ongoing engineering studies, is expected to result in the declaration of a mineral reserve estimate in the second half of 2018.
The opportunities presented by Saramacca and Brokolonko, together with the significant increase in reserves at Rosebel and the continued focus on cost containment, are expected to extend the life of the mine and improve its profitability.
Attributable gold production for the first quarter 2018 was 12% lower compared to the same prior year period. The decrease was primarily due to lower grades and throughput. Lower grades were realized due to mine sequencing and the drawing down of lower grade stockpiles. Mill throughput was lower primarily due to an increase in the hard rock blend.
Cost of sales per ounce sold and total cash costs per ounce produced for the first quarter 2018 were higher compared to the same prior year period by 8% and 14%, respectively. The increases were primarily as a result of lower capitalized stripping due to mine sequencing, higher energy costs, and lower sales and production volumes.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2018

All-in sustaining costs per ounce sold for the first quarter 2018 were 3% higher compared to the same prior year period. The increase was primarily due higher cost of sales per ounce including the impact of lower sales volume, partially offset by lower sustaining capital.
Sustaining capital expenditures for the first quarter 2018 of $8.1 million included capital spares of $3.1 million, capitalized stripping of $1.1 million, mobile equipment of $1.1 million, and various other sustaining capital expenditures of $2.8 million. Non-sustaining capital expenditures for the first quarter 2018 of $5.0 million related to the Saramacca deposit.
Outlook
Production at Rosebel is expected to be highest in the second half of 2018 as seasonal rains in the second quarter typically restrict access to higher grade zones at the bottom of the pits. Mill maintenance has also been scheduled for the second quarter. Grade improvement is expected in the second half of 2018 which will help mitigate the progressive increase in the proportion of hard rock. The Company maintains its full-year 2018 Rosebel production guidance of 295,000 to 310,000 attributable ounces. Capital expenditures are expected to be approximately $130 million, comprising $45 million of sustaining and $85 million of non-sustaining capital.
Canada – Westwood Mine (IAMGOLD interest – 100%)
Summarized Results

	Three months ended March 31,
	2018	2017
Mine operating statistics
Ore mined (000s t)	149	144
Ore milled (000s t)	192	153
Head grade (g/t)	6.84	6.50
Recovery (%)	94	94
Gold production - (000s oz)	40	30
Gold sales - (000s oz)	38	28

Performance measures
Average realized gold price[1] ($/oz)	$1,333	$1,230
Cost of sales[2,3] ($/oz)	$719	$792
Total cash costs[1] ($/oz)	$716	$759
All-in sustaining costs[1] ($/oz)	$873	$965

1	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

2	There was no normalization of cost of sales per ounce for Westwood for the first quarter 2018 (March 31, 2017 - $25). Normalization of costs ended at the onset of the second quarter 2017.

3	Cost of sales, excluding depreciation, as disclosed in note 30 of the Company's consolidated interim financial statements is on an ounce sold basis.
Westwood delivered a record quarterly gold production of 40,000 ounces. Production for the first quarter 2018 was 33% higher compared to the same prior year period. The increase was primarily due to higher grades, and the continued successful ramp-up resulting in higher throughput. While head grades to the mill for the quarter were higher than the same prior year period, they were lower than the grades mined due to the processing of marginal ore stockpiles to use available mill capacity as the mine continued to ramp-up. Head grade excluding marginal ore for the first quarter 2018 was 8.56 g/t Au (March 31, 2017 - 6.95 g/t Au).
Underground development continued in the first quarter 2018 to open up access to new mining areas with lateral and vertical development of approximately 2,800 and 300 metres, respectively, averaging 35 metres per day. Westwood plans to complete 12.2 kilometres of underground development in 2018, including lateral and vertical development of 10.8 and 1.4 kilometres, respectively, with a focus on ramp breakthroughs and infrastructure development in future development blocks at lower levels.
Cost of sales per ounce sold and total cash costs per ounce produced for the first quarter 2018 were lower compared to the same prior year period by 9% and 6%, respectively. The decreases were primarily due to cost efficiencies gained from higher sales and production volumes with the continued ramp-up, partially offset by a weaker U.S. dollar relative to the Canadian dollar.
All-in sustaining costs per ounce sold for the first quarter 2018 were 10% lower compared to the same prior year period. The decrease was primarily due to lower cost of sales per ounce including the impact of higher sales volume resulting from the continued ramp-up, partially offset by a weaker U.S. dollar relative to the Canadian dollar and higher sustaining capital expenditures.
Westwood had been normalizing costs attributed to inventory in accordance with International Financial Reporting Standards since the seismic event in May 2015. Normalization of these costs ended at the onset of the second quarter 2017 when Westwood reached normal production levels. The Company normalized costs for the first quarter 2017 by $0.7 million, which impacted total cash costs and all-in sustaining costs for the first quarter 2017 by $23 per ounce produced and $25 per ounce sold, respectively. Total cash costs and all-in sustaining costs for the first quarter 2018 included the positive impact of realized derivative gains from

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2018

currency hedging programs of $8 per ounce produced and $11 per ounce sold, respectively (March 31, 2017 - gains of $1 and $1).
Sustaining capital expenditures for the first quarter 2018 of $6.0 million included deferred development of $4.7 million and various other sustaining capital expenditures of $1.3 million. Non-sustaining capital expenditures for the first quarter 2018 of $7.7 million included deferred development of $4.9 million, development drilling of $1.4 million, underground construction of $1.1 million, and various other non-sustaining capital expenditures of $0.3 million.
Outlook
Production at Westwood is expected to be more heavily weighted in the first half of 2018 with the mining of high grade stopes. The first quarter benefited from significant positive grade reconciliation. The Company maintains its full-year 2018 Westwood production guidance of 125,000 to 135,000 ounces. Capital expenditures are expected to be approximately $65 million, comprising $20 million in sustaining and $45 million in non-sustaining capital.
Mali – Sadiola Mine (IAMGOLD interest – 41%)
Summarized Results 41% Basis

	Three months ended March 31,
	2018	2017
Mine operating statistics
Total material mined (000s t)	1,130	1,376
Ore milled (000s t)	487	504
Head grade (g/t)	0.95	0.95
Recovery (%)	94	95
Attributable gold production - (000s oz)	15	16
Attributable gold sales - (000s oz)	14	15

Performance measures
Average realized gold price[1] ($/oz)	$1,330	$1,218
Total cash costs[1] ($/oz)	$926	$957
All-in sustaining costs[1] ($/oz)	$939	$1,016

1	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
Attributable gold production for the first quarter 2018 was 6% lower compared to the same prior year period. The decrease was primarily due to lower throughput and recoveries. Total cash costs per ounce produced and all-in sustaining costs per ounce sold for the first quarter 2018 were lower compared to the same prior year period as a result of greater drawdowns of marginal ore stockpiles.
Discussions with the Government of Mali continue regarding the Sadiola Sulphide Project. Despite the Company's efforts and the benefits the Project would generate locally and to the Government of Mali, there has been no resolution around the terms critical to moving the Project forward. As a result, subsequent to the end of the first quarter 2018 with the depletion of oxide ore, mining activities ceased and the mill is now processing stockpiles.
Although the Company remains committed to the Project, upon failing to reach an agreement the operation will enter a phase of suspended exploitation (care and maintenance) when stockpiles are exhausted which is expected by the second half of 2019.
Mali - Yatela Mine (IAMGOLD interest - 40%)
The Yatela mine had limited production and sales for the first quarter 2018, compared to 1,000 ounces produced and sold in the same prior year period. A limited quantity of production continues from rinsing of the leach pads.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2018

EXPLORATION
The Company was active at brownfield and greenfield exploration projects in nine countries located in West Africa and the Americas.
In the first quarter 2018, expenditures for exploration and project studies totaled $20.5 million compared to $14.2 million in the same prior year period, of which $8.3 million was expensed and $12.2 million was capitalized. The increase of $6.3 million in total exploration expenditures compared to the same prior year period primarily reflects increased spending on feasibility and other studies. Drilling activities on active projects and mine sites totaled approximately 117,000 metres for the first quarter 2018.

	Three months ended March 31,
($ millions)	2018	2017
Exploration projects - greenfield[1]	$8.5	$6.9
Exploration projects - brownfield[2]	5.1	6.3
	13.6	13.2
Feasibility and other studies	6.9	1.0
	$20.5	$14.2

1
Exploration projects - greenfield for the first quarter 2018 included expenditures related to the acquisition of a 51% interest in the Nelligan Project from Vanstar Mining Resources Inc. for C$2.2 million ($1.7 million).

2
Exploration projects - brownfield for 2018 and 2017 excluded expenditures related to Joint Ventures of $0.2 million and $0.7 million, respectively, and included near-mine exploration and resource development of $3.2 million and $2.8 million, respectively.

OUTLOOK
The Company is maintaining its 2018 exploration expenditure guidance of $60 million, excluding project studies. The 2018 resource development and exploration program includes approximately 300,000 to 325,000 metres of reverse circulation and diamond drilling.

($ millions)	Capitalized[1]	Expensed	Total
Exploration projects - greenfield	$—	$32	$32
Exploration projects - brownfield[2]	19	9	28
	19	41	60
Feasibility and other studies	19	—	19
	$38	$41	$79

1	The 2018 planned spending for capitalized expenditures of $38 million is included in the Company's capital spending guidance of $365 million +/- 5%.

2	Exploration projects - brownfield include planned near-mine exploration and resource development of $15 million.

Côté Gold Project, Canada
The Côté Gold Project is a 70:30 joint venture between the operator IAMGOLD and Sumitomo Metal Mining Co., Ltd. ("SMM"). The Project hosts estimated mineral reserves as at December 31, 2017 on a 100% project basis comprising probable reserves of 196.1 million tonnes grading 0.94 g/t Au for 5.9 million ounces. Also on a 100% project basis, indicated resources (inclusive of reserves) are estimated at 281.2 million tonnes grading 0.89 g/t Au for 8.0 million ounces of gold and inferred resources of 76.5 million tonnes grading 0.50 g/t Au for 1.2 million ounces (see news release dated February 12, 2018).
During the first quarter 2018, the joint venture partners working with Wood Group (formerly Amec Foster Wheeler) continued to advance a feasibility study which is expected to be completed in the first half of 2019. As part of the study, a delineation drilling program initiated in 2017 to further refine the resource model continued during the quarter with approximately 21,700 metres of diamond drilling completed. Geotechnical investigations to evaluate pit slope stability and to investigate proposed locations of key project infrastructure were also initiated.
Subject to an acceptable feasibility study, a favourable development environment and a positive construction decision by the Côté Gold Joint Venture, commercial production is expected to begin in 2021.
Regional exploration activities also continue within the 516 square kilometre property surrounding the Côté Gold deposit to develop and assess exploration targets that could further maximize the Company’s flexibility with respect to any future development decisions.
BROWNFIELD EXPLORATION PROJECTS
The Company's mine and regional exploration teams continued to conduct systematic brownfield exploration and resource development work during the first quarter 2018 at the Essakane, Rosebel and Westwood operations.
Essakane, Burkina Faso
During the first quarter 2018, approximately 18,600 metres of reverse circulation and diamond drilling were completed on the mine lease and surrounding concessions. On the mine lease, infill drilling continued at the Essakane Main Zone in support of the ongoing pre-feasibility study evaluating the potential to heap leach lower grade mineralization associated with the Main Zone. The study is expected to be completed in the second quarter 2018.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2018

On the surrounding concessions, a second phase of delineation drilling commenced at the Gossey prospect, located approximately 15 kilometres northwest of the Essakane operation. The results of the drilling program will support the completion of a mineral resource estimate in 2018.
Rosebel, Suriname
During the first quarter 2018, just over 13,400 metres of reverse circulation and diamond drilling were completed on the Saramacca property, including approximately 3,700 metres of condemnation drilling in areas of proposed mine infrastructure. The drilling program continues to infill the deposit to upgrade the resources, as well as target potential resource extensions or the discovery of additional zones of mineralization along strike of the deposit.
During the first quarter 2018, the Company also announced assay results from the remaining 60 diamond drill holes totaling nearly 14,360 metres completed as part of its delineation drilling program in the fourth quarter 2017. Highlights included: 11.73 g/t Au over 46.0 metres, 3.70 g/t Au over 31.5 metres, and 22.90 g/t Au over 15.0 metres (see news release dated February 28, 2018). The results will be incorporated into an updated resource model for use with the ongoing engineering studies described below.
An Environmental and Social Impact Study (ESIA) to support permitting and engineering work to refine mine design and various infrastructure elements, such as ore transport options, access roads, and waste rock disposal continued through the quarter. A comprehensive metallurgical testing program is also in progress to refine the recovery assumptions and to test the crushing and grinding characteristics of the mineralization. It is the Company's intention to complete the permitting work and to generate a mineral reserve estimate for Saramacca during the second half of 2018 and to advance toward initial production in the second half of 2019.
Also during the first quarter 2018, the Company announced that it finalized an agreement with the Government of Suriname to secure the exploration right to the Brokolonko property, held under an exploration concession located to the northwest and contiguous to both the Saramacca and Sarafina concessions. Brokolonko is interpreted to be located along the same mineralization trend that hosts the Saramacca deposit. Exploration activities are expanding to explore the greater Saramacca trend for additional zones of mineralization, including on the recently acquired Brokolonko concession (see news release dated January 24, 2018).
Westwood, Canada
In the first quarter 2018, underground excavation totaled 3,116 metres of lateral and vertical development. In addition, approximately 31,600 metres of resource development diamond drilling and 760 metres for service holes were completed. A substantial diamond drilling program of over 110,000 metres of definition drilling is planned for 2018 to focus on the infill drilling of known zones to upgrade existing inferred mineral resources and advance resource definition in areas to be mined.
GREENFIELD EXPLORATION PROJECTS
In addition to the mine site and brownfield exploration programs described above, the Company conducted active exploration and drilling programs on a number of early to advanced stage greenfield exploration projects during the first quarter 2018. Highlights included:
Boto, Senegal
During the first quarter 2018, the Company announced positive results from a pre-feasibility study (“PFS”) completed jointly by the Company and Lycopodium Minerals Canada Ltd., with inputs from technical studies completed by other consultants (see news release dated February 12, 2018). Based on the results of the PFS, the Boto Gold Project hosts estimated mineral reserves as at December 31, 2017 comprising probable reserves of 26.8 million tonnes grading 1.64 g/t Au for 1.4 million ounces. Also, indicated resources (inclusive of reserves) are estimated at 37.4 million tonnes grading 1.60 g/t Au for 1.9 million ounces of gold and inferred resources are estimated at 11.0 million tonnes grading 1.66 g/t Au for 594,000 ounces of gold.
The PFS outlines a potentially economically viable project that at a $1,275 per ounce gold price would generate an estimated 13.3% after-tax Internal Rate of Return. The Project would have a 13.5 year mine life, producing on average 95,000 ounces of gold per year at average direct cash costs of $707 per ounce produced and all-in sustaining costs of $829 per ounce sold. A technical report summarizing the PFS has been filed on SEDAR.
The PFS recommended the completion of a feasibility study (“FS”) to validate and detail the elements of the development concept set out in the PFS, and which would include additional drilling, metallurgical testing, engineering and environmental studies, including hydrological, hydrogeological and geotechnical analyses. The recommended FS has been initiated and is expected to be completed in the second half of 2018. Importantly, the FS contemplates using a mill throughput 25% higher than was used for the PFS.
Exploration activities supporting the FS and evaluating priority targets for additional mineral resources continued during the quarter and involved the completion of approximately 11,900 metres of diamond and reverse circulation drilling, including just under 1,800 metres for geotechnical investigations.
Siribaya, Mali
Effective December 31, 2017, total resources estimated on the wholly owned Siribaya Project included indicated resources of 2.1 million tonnes grading 1.9 g/t Au for 129,000 ounces of gold, and inferred resources of 19.8 million tonnes grading 1.7 g/t Au for 1.1 million ounces (see news release dated February 12, 2018).
During the first quarter 2018, the Company announced drilling results for the 2017 drilling program on the Diakha deposit which successfully delineated high-grade structures within the known resources and confirmed extensions of the mineralization. Highlights included 6.79 g/t Au over 26.0 metres, including 20.52 g/t Au over 8.0 metres; 11.06 g/t Au over 18.0 metres, including 32.45 g/t Au

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2018

over 6.0 metres; 7.65 g/t Au over 16.0 metres, including 28.94 g/t Au over 4.0 metres; and 2.01 g/t Au over 50.0 metres (see news release dated January 31, 2018).
Approximately 5,300 metres of diamond and reverse circulation drilling were completed during the quarter. The drilling program is designed to test for and confirm resource expansions at the Diakha deposit as well as evaluate other identified exploration targets. The drilling results, along with those from the 2017 program, will be incorporated into the deposit model and used to update the mineral resources in 2018.
Pitangui, Brazil
Effective December 31, 2017, reported mineral resources at the São Sebastião deposit comprised an inferred resource of 5.4 million tonnes grading 4.7 g/t Au for 819,000 ounces of gold (see news release dated February 12, 2018).
Just over 2,800 metres of diamond drilling were completed in the first quarter to continue to expand resources at the São Sebastião deposit and test priority exploration targets for additional zones of mineralization.
Monster Lake Joint Venture, Canada
The Monster Lake Project, located 50 kilometres southwest of Chibougamau, Quebec, is held under an earn-in option to joint venture agreement with TomaGold Corporation. The Company holds an undivided 50% interest in the property, and holds an option to earn a further 25% undivided interest, for a total 75% undivided interest in the project.
During the first quarter 2018, the Company announced an initial NI 43-101 compliant resource estimate for the Monster Lake Project comprising, on a 100% basis, of 1,109,700 tonnes of inferred resources grading 12.14 g/t Au for 433,300 ounces of contained gold, assuming an underground mining scenario. The effective date of this resource estimate is February 26, 2018 (see news release dated March 28, 2018). A supporting NI 43-101 Technical Report will be filed on SEDAR in the second quarter 2018.
The Company also completed approximately 8,300 metres of diamond drilling during the first quarter 2018 as part of its 2018 exploration program. The drilling program is focused on additional infill drilling targeting the upper part of the 325-Megane zone; testing for extensions along strike and at depth; and evaluating newly discovered areas of mineralization adjacent to the 325-Megane zone. Assay results will be reported once they are received, validated and compiled.
Nelligan Joint Venture, Canada
The Nelligan Project, located in the Chapais‐Chibougamau area of the province of Quebec, is held under an earn-in option to joint venture agreement with Vanstar Mining Resources Inc. ("Vanstar"). The agreement was amended on February 27, 2018 to grant the Company an immediate 51% interest in the property as well as in other identified claims for consideration of a C$2.15 million cash payment. As part of the Amending Agreement, the Company can acquire a further 24% interest to hold a total 75% interest, by completing further cash payments totaling C$2.75 million as well as an NI 43-101 compliant resource estimate and supporting technical report within four years. The Company then retains the right to earn an additional 5% interest to hold an 80% interest should it elect to complete a feasibility study at any time after it has vested a 75% interest in the Nelligan Project (see Vanstar news release dated February 27, 2018).
During the first quarter 2018, the Company commenced its 2018 diamond drilling program completing nearly 800 metres. The program is evaluating the resource potential of a recently discovered mineralization system, now referred to as the Renard Zone, located immediately north of the previously known Liam and Dan zones. Assay results will be reported once they are received, validated and compiled. An NI 43-101 resource estimate is targeted for the fourth quarter 2018.
Eastern Borosi Joint Venture, Nicaragua
The 176 square kilometre Eastern Borosi Project is located in the Golden Triangle of Northeast Nicaragua and is held under an earn-in option to joint venture agreement with Calibre Mining Corporation (“Calibre”). The Company currently holds an initial 51% interest in the Project and has exercised its right to enter the second option to earn up to a 70% interest in the Project.
During the first quarter 2018, diamond drilling activities commenced with approximately 1,800 metres completed. The program will target select mineralized zones for potential extensions as well as other priority targets for the presence of mineralization.
Subsequent to the quarter, on April 3, 2018, the Company reported an updated NI 43-101 resource estimate incorporating an additional 26,000 metres of drilling completed by the joint venture partners over the last four years on the Eastern Borosi property. The estimate included initial resource estimates for the Blag, East Dome, Guapinol, and Vancouver veins, as well as updated mineral resource estimates for the Riscos de Oro and La Luna veins. The resource models assumed open pit extraction for the La Luna veins, and underground mining extraction for the other veins. The underground resource estimate comprised, on a 100% basis, inferred resources totaling 3,219,000 tonnes grading 6.03 g/t Au and 104 g/t Ag for 624,000 ounces of contained gold and 10,758,500 ounces of contained silver. The open pit resource estimate comprised, on a 100% basis, inferred resources totaling 1,199,000 tonnes grading 1.98 g/t Au and 16 g/t Ag, for 76,500 ounces of contained gold and 601,000 ounces of contained silver, respectively. The effective date of this resource estimate was March 15, 2018 (see news release dated April 3, 2018). A supporting NI 43-101 Technical Report will be filed on SEDAR in the second quarter 2018.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2018

OTHER
Loma Larga (formerly Quimsacocha), Ecuador
The Company, through its 35.6% equity ownership interest in INV Metals Inc. ("INV Metals"), has an indirect interest in the Loma Larga gold, silver and copper project in southern Ecuador. INV Metals has completed a preliminary feasibility study ("PFS") supporting the proposed development of an underground mine with an anticipated production rate of 3,000 tonnes per day, average annual gold production of 150,000 ounces, and a mine life of approximately 12 years (see INV Metals' news release dated July 14, 2016). Based on the results of the PFS, INV Metals commenced a feasibility study that is expected to be completed at the end of 2018 (see INV Metals' news release dated June 22, 2017).
QUARTERLY FINANCIAL REVIEW

($ millions, except where noted)	2018	2017				2016
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenues	$314.5	$291.1	$268.8	$274.5	$260.5	$252.5	$282.4	$232.5
Net earnings (loss)[1]	$46.1	$(16.9)	$32.6	$511.6	$(16.8)	$(2.8)	$21.1	$(9.2)
Net earnings (loss) attributable to equity holders of IAMGOLD	$42.3	$(17.7)	$30.8	$506.5	$(18.0)	$(5.3)	$17.0	$(12.2)
Basic earnings (loss) attributable to equity holders of IAMGOLD ($/share)	$0.09	$(0.04)	$0.07	$1.09	$(0.04)	$(0.01)	$0.04	$(0.03)
Diluted earnings (loss) attributable to equity holders of IAMGOLD ($/share)	$0.09	$(0.04)	$0.07	$1.08	$(0.04)	$(0.01)	$0.04	$(0.03)

1
In the second quarter 2017, Net earnings included after-tax reversals of impairment charges totaling $479.9 million relating to the Côté Gold Project and the Rosebel mine of $400.0 million and $79.9 million, respectively, and a gain on sale of a 30% interest in the Côté Gold Project of $19.2 million.

FINANCIAL CONDITION

LIQUIDITY AND CAPITAL RESOURCES
As at March 31, 2018, the Company had $856.3 million in cash, cash equivalents, short-term investments in money market instruments, and restricted cash.
The Company expects to receive the remaining $95 million cash payment from Sumitomo Metal Mining Co., Ltd. ("SMM") by the end of 2018, in conjunction with the sale of a 30% interest in the Côté Gold Project in the second quarter 2017.
The Company’s restricted cash of $25.4 million was held to guarantee environmental indemnities comprising $20.4 million held by the Government of Burkina Faso for the Essakane mine and $5.0 million held by the Government of Suriname for the Rosebel mine.
As at March 31, 2018, the Company had C$100.7 million ($78.1 million) of uncollateralized surety bonds outstanding to guarantee the environmental indemnities related to the Doyon division, down C$26.5 million ($23.5 million) compared to December 31, 2017. The decrease was due to a new closure plan approved by the Government of Quebec in the first quarter 2018.
As at March 31, 2018, the Company had short-term investments in money market instruments of $125.9 million.
Working capital1 as of March 31, 2018, was $943.6 million, up $13.7 million compared to December 31, 2017. The increase was primarily due to higher current assets ($43.1 million), partially offset by higher current liabilities ($29.4 million).
Current assets as of March 31, 2018 were $1,204.1 million, up $43.1 million compared to December 31, 2017. The increase was primarily due to an increase in cash and cash equivalents ($40.9 million) and inventories ($6.7 million), partially offset by a decrease in receivables and other assets ($3.5 million) and short-term investments ($1.3 million).
Current liabilities as of March 31, 2018 were $260.5 million, up $29.4 million compared to December 31, 2017. The increase was primarily due to higher income taxes payable ($20.2 million) and accounts payable and accrued liabilities ($7.8 million).

Working Capital	March 31, 2018	December 31, 2017
Working capital[1] ($ millions)	$943.6	$929.9
Current working capital ratio[2]	4.6	5.0

1	Working capital is defined as current assets less current liabilities.

2	Current working capital ratio is defined as current assets divided by current liabilities.
On March 16, 2017, the Company issued at face value $400 million of Notes due in 2025 with an interest rate of 7% per annum. The Notes are denominated in U.S. dollars and mature on April 15, 2025. Interest is payable in arrears in equal semi-annual installments on April 15 and October 15 of each year, beginning on October 15, 2017. The Notes are guaranteed by some of the Company's subsidiaries.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2018

The Company incurred transaction costs of $6.4 million which have been capitalized and offset against the carrying amount of the Notes within Long-term debt in the Consolidated balance sheet and are being amortized using the effective interest rate method.
On December 14, 2017, the Company amended and restated the credit facility (“2017 Credit Facility”) that it originally entered into, on February 1, 2016. The amendments and restatements included, amongst other things, extending the maturity to March 31, 2022, improved pricing, the addition of an option to increase financing under the credit facility by $100 million, the ability to enter into a $100 million bi-lateral letters of credit facility and the elimination of the Minimum Liquidity financial covenant. The credit facility provides for an interest rate margin above London Interbank Offered Rate (“LIBOR”), banker’s acceptance (“BA”) prime rate and base rate advances which varies according to the total net debt ratio of the Company. Fees related to the credit facility vary according to the total net debt ratio of the Company. This credit facility is secured by some of the Company's real assets, guarantees by some of the Company’s subsidiaries and pledges of shares in some of the Company's subsidiaries. The key terms of the facility include limitations on incremental debt, restrictions on distributions and financial covenants including Net Debt to EBITDA, Tangible Net Worth, and Interest Coverage. The Company was in compliance with its credit facility covenants as at March 31, 2018.
As at March 31, 2018, the Company had letters of credit in the amount of $1.3 million issued under the 2017 Credit Facility, to guarantee certain environmental indemnities.
CONTRACTUAL OBLIGATIONS
Contractual obligations as at March 31, 2018 were $805.8 million, primarily comprising contractual cash flows on long-term debt, purchase obligations, capital expenditure obligations and finance and operating leases. Management believes these obligations will be met through available cash resources and net cash from operating activities.
The Company also holds hedge and non-hedge derivative contracts that are included in the summary of outstanding derivative contracts in the Financial condition - Market risk section.
MARKET RISK
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. For hedging activities, it is the risk that the fair value of a derivative might be adversely affected by a change in underlying commodity prices or currency exchange rates and that this in turn affects the Company’s financial condition. The Company mitigates market risk by establishing and monitoring parameters which limit the types and degree of market risk which may be undertaken, and establishing trading agreements with counterparties under which there is no requirement to post any collateral or make any margin calls on derivatives. Counterparties cannot require settlement solely because of an adverse change in the fair value of a derivative.
CURRENCY EXCHANGE RATE RISK
The Company’s functional currency is the U.S. dollar which creates currency exchange risk exposure primarily associated with its expenditures denominated in Canadian dollars and euros. To manage this risk, the Company uses various hedging strategies, including put option contracts and call option contracts (collar structure), with a range of expiry dates and strike prices. If, on the expiry dates:

•
the spot price of the currency is within the strike price range of these executed contracts, the options would not be exercised and the Company would purchase the required amount of the currency at the prevailing market price;

•
the spot price of the currency is below the strike price range of these executed contracts, the Company would exercise the put option contracts and purchase the required amount of the currency at prices more favorable than the prevailing market price;

•
the spot price of the currency is above the strike price range of these executed contracts, the Company would be obligated to settle the call option contracts and purchase the required amount of the currency at prices less favorable than the prevailing market price.

OIL CONTRACTS AND FUEL MARKET PRICE RISK
Brent and West Texas Intermediate (“WTI”) are components of diesel and fuel oil which are among the key inputs impacting the Company’s costs. To manage the risk associated with the fluctuation in the costs of these commodities, the Company uses various hedging strategies, including purchasing call option contracts and selling put option contracts (collar structure), with a range of expiry dates and strike prices. If, on the expiry dates:

•	the average oil spot price for the month is within the strike price range of these executed contracts, the options would not be exercised;

•
the average oil spot price for the month is above the strike price range of these executed contracts, the Company would settle the call option contracts at prices more favorable than the prevailing market price;

•
the average oil spot price for the month is below the strike price range of these executed contracts, the Company would be obligated to settle the put option contracts at prices less favorable than the prevailing market price.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2018

SUMMARY OF OUTSTANDING HEDGE AND NON-HEDGE DERIVATIVE CONTRACTS
The Company has entered into derivative contracts to limit the impact of fluctuations as a result of significant volatility in global markets by hedging a portion of its expected consumption of Canadian dollars, euros and oil equivalents.
At March 31, 2018, the Company’s outstanding hedge and non-hedge derivative contracts were as follows:

Contracts	2018	2019	2020	2021	2022
Foreign Currency
Canadian dollar contracts[1] (millions of C$)	161
Contract rate range[2] ($/C$)	1.30 - 1.45[3]
Hedge ratio	72%

Euro option contracts (millions of €)	62
Contract rate range (€/$)	1.08 - 1.19[4]
Hedge ratio	32%
Commodities
Brent crude oil option contracts (thousands of barrels)	366	366	333	336	336
Option contracts with strike prices at ($/barrel)	42 - 60[5]	44 - 60[5]	50 - 62[5]	54 - 65[5]	53 - 65[5]
Hedge ratio	74%	56%	47%	50%	50%

WTI crude oil option contracts (thousands of barrels)	293	426	405	276	276
Option contracts with strike prices at ($/barrel)	36 - 60[5]	40 - 60[5]	43 - 60[5]	46 - 62[5]	45 - 62[5]
Hedge ratio	72%	75%	75%	50%	50%

1	During the first quarter 2018, the Company purchased C$60 million in cash at a rate of 1.3090 to be used for 2019 expenditures related to Canadian mining operations and projects.

2	The Company has sold a USD Call option. If the option is exercised on December 31 2018, the Company will have C$60 million of hedges at a strike price of 1.34 in 2019.

3
The Company purchased two types of Canadian dollar collar options, which consist of U.S. dollar put and call options. The strike price for the put options on both of these structures is at $1.30. For the call options, the strike prices are at $1.42 and $1.45. The Company will benefit from the margin between the lower market price and the set U.S. dollar put strike price of $1.30. If U.S dollar to C$ market prices are above the call strike of $1.42 for one of the derivative structures, or above the call strike of $1.45 for the other derivative structures in 2018, the Company will incur a loss from the margin between the higher market price and the $1.42 and $1.45 call strike prices, respectively.

4
The Company purchased euro collar options with strike prices within the given range in 2018. If the euro to US$ market prices are below the low end of the range of the euro put strike prices in 2018, the Company will incur a loss from the margin between the lower market price and the set put strike price. If the euro to US$ market prices are above the high end of the range of the euro call strike prices in 2018, the Company will benefit from the margin between the higher market price and the set call strike price.

5
The Company purchased Brent and WTI collar options with strike prices within the given range in 2018 through 2022. If Brent and WTI market prices are below the low end of the range, the Company will incur a loss from the margin between the lower market price and the set put strike price. If Brent and WTI are above the high end of the range of the call strike price in 2018 through 2022, the Company will benefit from the margin between the higher market price and the set call strike price.

SHAREHOLDERS’ EQUITY

Number issued and outstanding (millions)	March 31, 2018	May 4, 2018
Common shares	466.5	466.5
Share options	7.6	7.6
CASH FLOW

	Three months ended March 31,
($ millions)	2018	2017
Net cash from (used in) per consolidated financial statements:
Operating activities	$106.0	$66.9
Investing activities	(66.9)	(53.2)
Financing activities	(0.7)	408.0
Effects of exchange rate fluctuation on cash and cash equivalents	2.5	(0.6)
Increase in cash and cash equivalents	40.9	421.1
Cash and cash equivalents, beginning of the period	664.1	652.0
Cash and cash equivalents, end of the period	$705.0	$1,073.1

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2018

OPERATING ACTIVITIES
Net cash from operating activities for the first quarter 2018 was $106.0 million, up $39.1 million from the same prior year period. The increase was primarily due to higher earnings after non-cash adjustments ($32.2 million) and higher net settlement of derivatives ($3.1 million).
INVESTING ACTIVITIES
Net cash used in investing activities for the first quarter 2018 was $66.9 million, up $13.7 million from the same prior year period. The increase was primarily due to higher spending on Property, plant and equipment ($11.6 million) and Exploration and evaluation assets ($10.8 million), partially offset by the acquisition of additional common shares of an associate in the same prior year period ($7.4 million).
FINANCING ACTIVITIES
Net cash used in financing activities for the first quarter 2018 was $0.7 million compared to net cash generated from financing activities of $408.0 million in the same prior year period. The change in net cash from financing activities of $408.7 million was primarily due to the net proceeds from the issuance of 7% Senior Notes ($393.6 million) and flow-through shares ($15.1 million) in the same prior year period.
DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

DISCLOSURE CONTROLS AND PROCEDURES
The Company’s disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is communicated to senior management to allow timely decisions regarding required disclosure. An evaluation of the effectiveness of the Company’s disclosure controls and procedures, as defined under the rules of the Canadian Securities Administration, was conducted as at December 31, 2017 under the supervision of the Company’s Disclosure Committee and with the participation of management. Based on the results of that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as at December 31, 2017 providing reasonable assurance that the information required to be disclosed in the Company’s annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported in accordance with securities legislation.
Since the December 31, 2017 evaluation, there have been no material changes to the Company's disclosure controls and procedures and their design remains effective.
INTERNAL CONTROL OVER FINANCIAL REPORTING
Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of consolidated financial statements in compliance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The Company’s internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that accurately and fairly reflect the transactions of the Company;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS as issued by the IASB;

•	ensure the Company’s receipts and expenditures are made only in accordance with authorization of management and the Company’s directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized transactions that could have a material effect on the consolidated financial statements.
An evaluation of the effectiveness of the Company’s internal control over financial reporting including an evaluation of material changes that may have materially affected or are reasonably likely to have materially affected the internal controls over financial reporting based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, was conducted as of December 31, 2017 by the Company’s management, including the Chief Executive Officer and Chief Financial Officer. Based on this evaluation, management, including the CEO and the CFO, has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2017.
There have been no material changes in the Company's internal control over financial reporting or in other factors that could affect internal controls during the first quarter 2018 and their design remains effective.
LIMITATIONS OF CONTROLS AND PROCEDURES
The Company’s management, including the Chief Executive Officer and Chief Financial Officer believe that any disclosure controls and procedures and internal controls over financial reporting, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2018

CRITICAL JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The Company’s management makes judgments in its process of applying the Company’s accounting policies in the preparation of its consolidated financial statements. In addition, the preparation of financial data requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.
The critical judgments, estimates and assumptions applied in the preparation of the Company's consolidated financial statements are reflected in note 3 of the Company's audited annual consolidated financial statements for the year ended December 31, 2017.
Qualified Person and Technical information
The technical and scientific information relating to exploration activities disclosed in this document was prepared under the supervision of and verified and reviewed by Craig MacDougall, P.Geo., Senior Vice President, Exploration, IAMGOLD. Mr. MacDougall is a Qualified Person as defined by NI 43-101.
Data verification involves data input and review by senior project geologists at site, scheduled weekly and monthly reporting to senior exploration management and the completion of project site visits by senior exploration management to review the status of ongoing project activities and data underlying reported results. All drilling results for exploration projects or supporting resource and reserve estimates referenced in this MD&A have been previously reported in news releases disclosures either by the Company or the project operator as the case may be (see references news releases), and have been prepared in accordance with NI 43-101 Standards of Disclosure for Mineral Projects. The sampling and assay data from drilling programs are monitored through the implementation of a quality assurance - quality control (QA-QC) program designed to follow industry best practice. Drill core (HQ and NQ size) samples are selected by the project geologists and sawn in half with a diamond saw at the project site. Half of the core is typically retained at the site for reference purposes. Generally, sample intervals are 1.0 to 1.5 metres in length and reverse circulation holes are sampled at 1.0 metre intervals at the drill rig. Samples are prepared and analyzed at site for the Company's producing mines and at accredited regional laboratories for the Company's exploration projects, using analysis techniques such as standard fire assay with a 50 gram charge; fire assay with gravimetric finish, or LeachWELL rapid cyanide leach with fire assay with a 50 gram charge.
NEW ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

For a discussion of new accounting standards issued but not yet effective that may impact the Company, refer to note 4 of the Company’s consolidated interim financial statements.
RISKS AND UNCERTAINTIES

The Company is subject to various business, financial and operational risks which could materially adversely affect the Company’s future business, operations and financial condition and could cause such future business, operations and financial condition to differ materially from the forward-looking statements and information contained in this MD&A and as described in the Cautionary Statement on Forward-Looking Information found in this document.
IAMGOLD’s vision challenges it to generate superior value for its stakeholders through accountable mining. The Company’s business activities expose it to significant risks due to the nature of mining, exploration and development activities. The ability to manage these risks is a key component of the Company’s business strategy and is supported by a risk management culture and an effective enterprise risk management (“ERM”) approach.
These practices ensure management is forward looking in its assessment of risks. Identification of key risks occurs in the course of business activities, while pursuing business approved strategies and as part of the execution of risk oversight responsibilities at the Management and Board of Directors level.
The Company’s view of risks is not static. An important component of its ERM approach is to ensure key risks which are evolving or emerging are appropriately identified, managed, and incorporated into existing ERM assessment, measurement, monitoring and reporting processes.
For a more comprehensive discussion of the risks faced by the Company, refer to the Company’s latest AIF, filed with Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.html. The AIF, which is filed and viewable on www.sedar.com and www.sec.gov/edgar.html, is available upon request from the Company, and is incorporated by reference into this MD&A.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2018

NON-GAAP1 PERFORMANCE MEASURES

The Company uses certain non-GAAP financial performance measures in its MD&A, which are described in the following section.
GOLD MARGIN
The Company’s MD&A refers to gold margin per ounce, a non-GAAP performance measure, in order to provide investors with information about the measure used by management to monitor the performance of its gold mines. The information allows management to assess how well the gold mines are performing, relative to the plan and to prior periods, as well as assess the overall effectiveness and efficiency of gold operations.
In periods of volatile gold prices, profitability changes with altering cut-off gold grades. Such a decision to alter the cut-off gold grade will typically result in a change to total cash costs per ounce, but it is equally important to recognize gold margins also change at a similar rate. While mining lower-grade ore results in less gold being processed in any given period, over the long-run it allows the Company to optimize the production of profitable gold, thereby maximizing the Company’s total financial returns over the life of the mine to maximize the total value of the asset going forward. At the same time, the site operating teams seek to achieve the best performance in terms of cost per tonne mined, cost per tonne processed and overheads.
Gold margin per ounce does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

	Three months ended March 31,
($/oz of gold)	2018	2017
Average realized gold price[1]	$1,331	$1,230
Total cash costs[2,3]	737	766
Gold margin	$594	$464

1	Refer to the section below for calculation.

2	Refer to page 23 for calculation.

3	Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.

AVERAGE REALIZED GOLD PRICE PER OUNCE SOLD
Average realized gold price per ounce sold is intended to enable management to understand the average realized price of gold sold in each reporting period after removing the impact of non-gold revenues and by-product credits.
Average realized gold price per ounce sold does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
The following table provides a reconciliation of average realized gold price per ounce sold to revenues as per the consolidated interim financial statements.

	Three months ended March 31,
($ millions, except where noted)	2018	2017
Revenues	$314.5	$260.5
Royalty revenues	(0.1)	(0.1)
By-product credit and other revenues	(0.6)	(1.1)
Revenues - owner-operator	$313.8	$259.3
Sales - owner-operator (000s oz)	235	210
Average realized gold price per ounce[1] - owner-operator ($/oz)	$1,331	$1,231
Revenues - Joint Ventures	$20.1	$19.3
Sales - Joint Ventures (000s oz)	15	16
Average realized gold price per ounce[1] - Joint Ventures ($/oz)	$1,330	$1,218
Average realized gold price per ounce[1,2] ($/oz)	$1,331	$1,230

1	Average realized gold price per ounce sold may not calculate based on amounts presented in this table due to rounding.

2	Average realized gold price per ounce sold, consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.

________________________
1 GAAP – Generally accepted accounting principles.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2018

NET CASH FROM OPERATING ACTIVITIES BEFORE CHANGES IN WORKING CAPITAL
The Company makes reference to a non-GAAP performance measure for net cash from operating activities before changes in working capital. Working capital can be volatile due to numerous factors including a build-up or reduction of inventories. Management believes by excluding these items, this non-GAAP measure provides investors with the ability to better evaluate the cash flow performance of the Company.
Net cash from operating activities before changes in working capital does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
The following table provides a reconciliation of net cash from operating activities before changes in working capital to net cash from operating activities.

	Three months ended March 31,
($ millions, except where noted)	2018	2017
Net cash from operating activities	$106.0	$66.9
Adjusting items from non-cash working capital items and non-current ore stockpiles
Receivables and other current assets	(2.8)	0.7
Inventories and non-current ore stockpiles	16.7	2.7
Accounts payable and accrued liabilities	(0.3)	14.1
Net cash from operating activities before changes in working capital	$119.6	$84.4
ADJUSTED NET EARNINGS ATTRIBUTABLE TO EQUITY HOLDERS
Adjusted net earnings attributable to equity holders of IAMGOLD and adjusted net earnings attributable to equity holders of IAMGOLD per share are non-GAAP performance measures. Management believes these measures better reflect the Company’s performance for the current period and are better indications of its expected performance in future periods. These measures are used internally by the Company to evaluate the performance of its underlying operations and to assist with its planning and forecasting of future operating results. As such, the Company believes these measures are useful to investors in assessing the Company’s underlying performance. These measures are intended to provide additional information, but are unlikely to be comparable to similar measures presented by other issuers. These measures do not have any standardized meaning prescribed by IFRS, are unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Adjusted net earnings attributable to equity holders of IAMGOLD represents net earnings (loss) attributable to equity holders excluding certain impacts, net of taxes, such as loss on redemption of 6.75% Senior Notes, changes in estimates of asset retirement obligations at closed sites, unrealized (gain) loss on non-hedge derivatives and warrants, normalization of costs at Westwood, write-down of assets, and foreign exchange gain. These measures are not necessarily indicative of net earnings or cash flows as determined under IFRS.
The following table provides a reconciliation of earnings before income taxes and non-controlling interests as per the consolidated interim statements of earnings, to adjusted net earnings attributable to equity holders of IAMGOLD.

	Three months ended March 31,
($ millions, except where noted)	2018	2017
Earnings (loss) before income taxes and non-controlling interests	$57.9	$(8.1)
Adjusting items:
Loss on redemption of 6.75% Senior Notes	—	20.2
Changes in estimates of asset retirement obligations at closed sites	0.4	0.6
Unrealized (gain) loss on non-hedge derivatives and warrants	1.7	(0.6)
Normalization of costs at Westwood	—	0.7
Write-down of assets	3.6	4.4
Foreign exchange gain	(1.1)	(0.8)
	4.6	24.5
Adjusted earnings before income taxes and non-controlling interests	62.5	16.4
Income taxes	(11.8)	(8.7)
Tax on foreign exchange translation of deferred income tax balances[1]	(5.6)	—
Tax impact of adjusting items	(0.9)	(1.4)
Non-controlling interests	(3.8)	(1.2)
Adjusted net earnings attributable to equity holders of IAMGOLD	$40.4	$5.1
Adjusted net earnings attributable to equity holders ($/share)	$0.09	$0.01
Basic weighted average number of common shares outstanding (millions)	466.3	457.5
Effective adjusted tax rate (%)	29%	62%

1	Adjustment added for periods beginning the first quarter 2018.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2018

After adjusting reported earnings for those items not considered representative of the Company's core business or indicative of future operations, the Company had adjusted net earnings attributable to equity holders of IAMGOLD in the first quarter 2018 of $40.4 million.
TOTAL CASH COSTS PER OUNCE PRODUCED
The Company’s MD&A refers to total cash costs per ounce produced, a non-GAAP performance measure, in order to provide investors with information about a key measure used by management to monitor performance. This information is used to assess how well the producing gold mines are performing compared to plan and prior periods, and also to assess their overall effectiveness and efficiency.
Total cash costs are calculated in accordance with a standard developed by the Gold Institute, which was a worldwide association of gold and gold product suppliers, including leading North American gold producers. Although the Gold Institute ceased operations in 2002, the standard is still an accepted measure of reporting cash costs of gold production in North America. Adoption of the standard is voluntary and the cost measures presented herein may not be comparable to other similarly titled measures of other companies. Costs include mine site operating costs such as mining, processing, administration, royalties, production taxes, and realized derivative gains or losses, exclusive of depreciation, reclamation, capital expenditures and exploration and evaluation costs. These costs are then divided by the Company’s attributable ounces of gold produced by mine sites in commercial production to arrive at the total cash costs per ounce produced.
The measure, along with revenues, is considered to be one of the key indicators of a company’s ability to generate operating earnings and cash flow from its mining operations. Total cash costs does not have any standardized meaning prescribed by IFRS, are unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.
The following table provides a reconciliation of total cash costs per ounce produced for gold mines to cost of sales, excluding depreciation expense as per the consolidated financial statements.

	Three months ended March 31,
($ millions, except where noted)	2018	2017
Cost of sales[1], excluding depreciation expense	$174.4	$162.1
Less: cost of sales for non-gold segments[2], excluding depreciation expense	—	(0.5)
Cost of sales for gold segments, excluding depreciation expense	174.4	162.6
Adjust for:
By-product credit (excluded from cost of sales)	(0.5)	(0.7)
Stock movement	(1.7)	3.9
Normalization of costs at Westwood	—	(0.7)
Other mining costs	(6.1)	(6.1)
Cost attributed to non-controlling interests[3]	(10.9)	(10.8)
	(19.2)	(14.4)
Total cash costs - owner-operator	$155.2	$148.2
Attributable gold production - owner-operator (000s oz)	214	197
Total cash costs[4] - owner-operator ($/oz)	$725	$750
Total cash costs - Joint Ventures	$13.9	$16.2
Attributable gold production - Joint Ventures (000s oz)	15	17
Total cash costs[4] - Joint Ventures ($/oz)	$904	$962
Total cash costs[5]	$169.1	$164.4
Total attributable gold production (000s oz)	229	214
Total cash costs[4,5] ($/oz)	$737	$766

1	As per note 30 of the Company’s consolidated interim financial statements.

2	Non-gold segments consist of Exploration and evaluation and Corporate.

3	Adjustments for the consolidation of Essakane (90%) and Rosebel (95%) to their attributable portion of cost of sales.

4	Total cash costs per ounce produced may not calculate based on amounts presented in this table due to rounding.

5	Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2018

ALL-IN SUSTAINING COSTS PER OUNCE SOLD
The Company believes, although relevant, the current total cash costs measure commonly used in the gold industry does not capture the sustaining expenditures incurred in producing gold, therefore, may not present a complete picture of a company’s operating performance or its ability to generate free cash flow from its current operations. For these reasons, members of the World Gold Council (“WGC”) defined an all-in sustaining costs measure which better represents the costs associated with producing gold. The WGC is a non-profit association of the world's leading gold mining companies, established in 1987 to promote the use of gold.
The all-in sustaining costs (“AISC”) per ounce sold measure better meets the needs of analysts, investors and other stakeholders of the Company in assessing its operating performance and its ability to generate free cash flow. The definition of AISC, on an attributable basis, commences with cost of sales, excluding depreciation expense, and includes sustaining capital expenditures, sustaining exploration and evaluation expenses, environmental rehabilitation accretion and depreciation, by-product credits, and corporate general and administrative costs. Classified as sustaining capital are expenditures which are required to maintain existing operations, including capitalized stripping, underground mine development costs relating to producing areas, ongoing replacement of mine equipment and capital spares, tailings and other facilities, capitalized brownfield exploration costs and other capital expenditures.
This measure seeks to represent the cost of selling gold from current operations, and therefore does not include capital expenditures attributable to development projects or mine expansions, greenfield exploration expenses, income tax payments, working capital defined as current assets less current liabilities (except for inventory adjustments), items needed to normalize earnings, interest costs or dividend payments.
Consequently, this measure is not representative of all of the Company’s cash expenditures and is not indicative of the Company’s overall profitability. The calculation of AISC per ounce sold is based on the Company’s attributable interest in sales from its gold mines. The usage of an attributable interest presentation is a fairer and more accurate way to measure economic performance than using a consolidated basis. The Company reports the AISC per ounce sold measure on an attributable sales basis, compared with the Company’s current total cash costs presentation, which is on an attributable production basis.
The Company reports the measure with and without a deduction for by-product credits and reports the measure for its owner-operator mines (includes Essakane, Rosebel, Westwood), and in total (includes owner-operator mines and Joint Ventures).
AISC does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

	Three months ended March 31,
($ millions, attributable, except where noted)	2018	2017
AISC - owner-operator
Cost of sales[1], excluding depreciation expense	$162.6	$151.5
Sustaining capital expenditures[1]	35.7	31.4
By-product credit, excluded from cost of sales	(0.5)	(0.7)
Corporate general and administrative costs[2]	9.5	10.1
Environmental rehabilitation accretion and depreciation	2.4	2.9
Normalization of costs at Westwood	—	(0.7)
	$209.7	$194.5
AISC - Joint Ventures
Cost of sales for Joint Ventures, excluding depreciation expense	$13.8	$15.0
Adjustments to cost of sales[3] - Joint Ventures	0.1	1.0
	$13.9	$16.0
AISC[4]	$223.6	$210.5

Attributable gold sales - owner-operator (000s oz)	220	196
AISC - owner-operator[5] ($/oz)	$955	$990
AISC - owner-operator, excluding by-product credit[5] ($/oz)	$957	$994
Attributable gold sales (000s oz)	235	212
AISC[4,5] ($/oz)	$953	$992
AISC excluding by-product credit[4,5] ($/oz)	$955	$995

1
Includes Essakane and Rosebel at their attributable amounts of 90% and 95% respectively. Refer to note 30 of the consolidated interim financial statements for cost of sales of total gold mines excluding Joint Ventures, on a 100% basis, and refer to the capital expenditures table of the MD&A on page 8 for 2018 sustaining capital expenditures, on a 100% basis.

2	Corporate general and administrative costs exclude depreciation expense.

3	Adjustments to cost of sales consist primarily of sustaining capital expenditures, by-product credit and environmental rehabilitation and depreciation.

4	Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.

5	AISC per ounce sold may not calculate based on amounts presented in this table due to rounding.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2018